Exhibit 99.3

NICE Actimize Cited for Innovative Technology for 2nd Year in a Row
By 2016 Wall Street Letter Institutional Trading Awards

NICE Holistic Surveillance a focus of the WSL award accolade

New York – March 3, 2016 - NICE Actimize, a NICE Systems business and the industry's largest and broadest provider of a single financial crime, risk and compliance software platform for the financial services industry, announced on February 23 that it was presented with the “Most Innovative Use of Technology” award from Wall Street Letter, a publication of Pageant Media for the second year in a row. Now in its fifth year, the 2016 WSL Institutional Trading Awards recognize excellence among providers to the institutional trading industry specifically rewarding brokerage firms, exchanges and financial technology companies for achievements and innovation over the past year.

“Once again, our judges were pleased to recognize the contribution of NICE Actimize and its achievements in trading technology and innovation within this year’s voting categories,” said Anna Lyudvig, Editor, Wall Street Letter. “As financial institutions, brokerages and exchanges continue to face significant challenges, they turn to innovative technology to find new ways to address operational risk, manage compliance and improve ROI.”

"We’d like to thank Wall Street Letter for acknowledging NICE’s innovation and its holistic and communications surveillance technology,” said Cromwell Fraser, Vice President of Communication Compliance, NICE, who accepted the award. “With the innovation offered in our solutions coupled with a high level of service designed to help our clients successfully manage critical market issues, this Innovation award continues to demonstrate our commitment to the issues faced by financial institutions.”

The panel of judges included industry subject matter experts and publication editors who reviewed hundreds of submissions across 36 award categories. For more information on NICE Actimize’s holistic surveillance solutions please visit our web site, by clicking here.

About NICE Actimize
NICE Actimize is the largest and broadest provider of financial crime, risk and compliance solutions for regional and global financial institutions, as well as government regulators. Consistently ranked as number one in the space, NICE Actimize experts apply innovative technology to protect institutions and safeguard consumers and investors assets by identifying financial crime, preventing fraud and providing regulatory compliance. The company provides real-time, cross-channel fraud prevention, anti-money laundering detection, and trading surveillance solutions that address such concerns as payment fraud, cybercrime, sanctions monitoring, market abuse, customer due diligence and insider trading. Find us at www.nice.com/actimize, @NICE_Actimize or NASDAQ:NICE.

About NICE Systems
NICE Systems (NASDAQ: NICE) is the worldwide leading provider of software solutions that enable organizations to take the next best action in order to improve customer experience and business results, ensure compliance, fight financial crime, and safeguard people and assets. NICE’s solutions empower organizations to capture, analyze, and apply, in real time, insights from both structured and unstructured Big Data. This data comes from multiple sources, including phone calls, mobile apps, emails, chat, social media, video, and transactions. NICE solutions are used by over 25,000 organizations in more than 150 countries, including over 80 of the Fortune 100 companies. www.nice.com.

Press contacts:
Cindy Morgan-Olson
+1-212-851-8842
NICE Actimize
cindy.morgan-olson@niceactimize.com

Investors:
Marty Cohen
+1-212-574-3635 (ET)
ir@nice.com

Yisca Erez
+972-9-775-3798 (CET)
NICE Systems Ltd.
ir@nice.com

Trademark note: Actimize, the Actimize logo, NICE, and the NICE logo are trademarks or registered trademarks of NICE Systems Ltd. and/or its subsidiaries. All other marks are trademarks of their respective owners. For a full list of NICE Systems' marks, please see: http://www.nice.com/nice-trademarks.

Forward-Looking Statements
This press release contains forward-looking statements as that term is defined in the Private Securities Litigation Reform Act of 1995. Such forward-looking statements, including the statements by Mr. Fraser are based on the current expectations of the management of NICE-Systems Ltd. (the Company) only, and are subject to a number of risks and uncertainties that could cause the actual results or performance of the Company to differ materially from those described herein, including but not limited to the impact of the global economic environment on the Company’s customer base (particularly financial services firms) and the resulting uncertainties; changes in technology and market requirements; decline in demand for the Company's products; inability to timely develop and introduce new technologies, products and applications; difficulties or delays in absorbing and integrating acquired operations, products, technologies and personnel; loss of market share; pressure on pricing resulting from competition; and inability to maintain certain marketing and distribution arrangements. For a more detailed description of the risk factors and uncertainties affecting the company, refer to the Company's reports filed from time to time with the Securities and Exchange Commission, including the Company’s Annual Report on Form 20-F. The forward-looking statements contained in this press release are made as of the date of this press release, and the Company undertakes no obligation to update or revise them, except as required by law.